8626

ING FUNDS

40-33

Lisa R Sauer
480.477.2661 Direct
480.477.2744 Fax
Lisa.Sauer@ingfunds.com

September 11, 2013

[redacted]

13015228

VIA CERTIFIED MAIL/RETURN RECEIPT REQUESTED

Ms. Renee Pearsall
Division of Investment Management- SEC
100 F Street
Washington, DC 20549

Re: 40-33 Filing (Section 33)
ING Mutual Funds (811-07428)
ING Investments, LLC (801-48282)

Dear Ms. Pearsall:

Thank you for speaking with me today and providing me with the valuable filing information regarding the enclosed 40-33 filing pertaining to the litigation of *Jeremie Cox, Derivatively on Behalf of ING Global Real Estate v ING Investments, LLC* (Case No. 13-1521-SLR) that was recently filed within the United States District Court, District of Delaware.

Attached you will find a copy of the complete action as well as correspondence from our Senior Counsel, Mr. Paul Caldarelli.

If you should have any questions you may contact me at 480-477-2661.

With regards,

Lisa R Sauer
Senior Paralegal
ING Funds

September 10, 2013

VIA CERTIFIED MAIL/RETURN RECEIPT REQUESTED

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, by ING Mutual Funds (1940 Act No. 811-07428) and ING Investments, LLC (1940 Act No. 801-48282)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby file, on behalf of ING Mutual Funds and ING Investments, LLC, a copy of a complaint filed in the civil action *Jeremie Cox, Derivatively on Behalf of ING Global Real Estate v ING Investments, LLC* (*Case No. 13-1521-SLR*) pending in the *United States District Court, District of Delaware.*

Sincerely,

Paul A. Caldarelli
Senior Counsel
ING Funds

cc: Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

JEREMIE COX, Derivatively on Behalf of ING GLOBAL REAL ESTATE FUND,	)	Civil Action No.
Plaintiff,	)	**Jury Trial Demanded**
v.	)	
ING INVESTMENTS LLC,	)	
Defendant.	)	

COMPLAINT

Plaintiff Jeremie Cox, by his undersigned attorneys, brings this Complaint against defendant ING Investments LLC and pleads as follows:

NATURE OF THE ACTION

1. This is a derivative action brought by plaintiff on behalf of the ING Global Real Estate Fund ("ING Fund") against ING Investments, LLC ("ING Investments"), pursuant to section 36(b) of the Investment Company Act of 1940 ("ICA"), as amended 15 U.S.C. §80a-35(b) ("Section 36(b)").

2. ING Fund is a management investment company that invests primarily in small, mid, and large-cap stocks that own, develop, and manage real estate. Defendant ING Investments serves as the investment manager/adviser to ING Fund for which ING Investments charges ING Fund fees.

3. Defendant ING Investments breached its fiduciary duty under Section 36(b) by charging ING Fund excessive investment management fees. Defendant ING Investments' fees are illegal and improper as shown by: (i) the nature and quality of services provided to ING Fund

and its security holders in exchange for the investment management fees, including the fact that ING Investments subcontracts out most of the management services to CBRE Clarion Securities LLC ("CBRE Clarion"), yet still charges an investment management fee that exceeds the fee paid to CBRE Clarion; (ii) the failure of defendant ING Investments to adequately pass economies-of-scale savings on to ING Fund and its security holders, and the retention of those economies-of-scale savings by defendant ING Investments; (iii) comparative fee structures charged to other mutual funds for similar investment management services; (iv) the costs and profitability of defendant ING Investments' investment management services; and (v) the failure of ING Fund's Board of Trustees (the "Board") to exercise the requisite level of care and conscientiousness in approving the investment management agreement with ING Investments and the fees paid pursuant thereto.

4. Pursuant to Section 36(b)(3), plaintiff seeks on behalf of ING Fund, the damages resulting from the breaches of fiduciary duties by defendant ING Investments, including the amount of excessive compensation and payments received by defendant ING Investments and the rescission of the contracts that form the basis for the excessive and illegal fees.

JURISDICTION AND VENUE

5. This Court has subject matter jurisdiction pursuant to 15 U.S.C. §80a-43, 15 U.S.C. §80a-35(b)(5), and 28 U.S.C. §1331.

6. Venue is proper in this judicial district pursuant to 28 U.S.C. §1391 and 15 U.S.C. §80a-43 as defendant ING Investments inhabits or transacts business in this district and a substantial part of the events or omissions that give rise to plaintiff's claims occurred in this district.

7. Venue is proper in this district pursuant to section 44 of the ICA and 28 U.S.C. §1391(b) because: (i) ING Fund is organized pursuant to Delaware law; (ii) defendant ING Investments transacts business in this district; and (iii) many of the acts complained of herein occurred in substantial part in this district.

8. No pre-suit demand on the Board is required, as the demand requirement of Rule 23.1 of the Federal Rules of Civil Procedure does not apply to actions or counts brought under Section 36(b). All conditions precedent to suit have been performed, or have been satisfied or waived.

PARTIES

Plaintiff

9. Plaintiff Jeremie Cox owns shares of ING Fund.

Nominal Defendant

10. Nominal defendant ING Fund is a series within the ING Mutual Funds, a Delaware statutory trust, with net assets of $5.4 billion as of April 30, 2013. ING Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in a portfolio of equity securities of companies that are principally engaged in the real estate industry. ING Fund has seven different share classes for investment: A, B, C, I, O, R, and W. ING Fund's principal executive offices are located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona.

Defendant

11. Defendant ING Investments is registered as an investment adviser under the Investment Advisers Act of 1940 ("Investment Advisers Act") and serves registered investment companies as well as structured finance vehicles. Pursuant to an Amended and Restated Investment Management Agreement ("Investment Management Agreement") between ING Fund

and defendant ING Investments dated February 1, 2005, defendant ING Investments is responsible for the management of ING Fund's portfolio subject to delegation of certain responsibilities to CBRE Clarion. Defendant ING Investments, as the underwriter, distributor, adviser, and control person of ING Fund receives compensation from ING Fund for providing investment management and other services. As such, defendant ING Investments owes fiduciary and other duties to plaintiff and all security holders of the ING Fund. Defendant ING Investments is an Arizona limited liability corporation with principal executive offices located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona.

Non-Defendant Entity

12. CBRE Clarion is a unit of CBRE Global Investors, the independently operated real estate investment management business of CBRE Group, Inc. CBRE Clarion provides investment management services to institutional and individual clients. Pursuant to a to a Sub-Advisory Agreement dated July 1, 2011 (the "Sub-Advisory Agreement") between defendant ING Investments and CBRE Clarion, CBRE Clarion manages ING Fund's investment portfolio. CBRE Clarion is a Delaware limited partnership with principal executive offices located at 201 King of Prussia Road, Suite 600, Radnor, Pennsylvania.

BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(B)

13. A mutual fund is typically created and managed by a pre-existing organization known as an investment adviser that generally supervises the daily operation of the fund and often selects affiliated persons to serve on the fund's board of directors. Congress recognized as early as 1935 that because a typical mutual fund is organized by its investment adviser which provides it with almost all of its management services, and because its shares are bought by

investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the adviser.

14. Because of this relationship in the mutual fund industry, there is no arm's-length bargaining. As a result, in 1940, Congress enacted the ICA. The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated, [and] managed, ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]." As stated in the ICA:

> [T]he ***national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated, [and] managed ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]*** ... [or] when investment companies ... are not subjected to adequate independent scrutiny.

ICA section 1(b)(2), (5); 15 U.S.C. §80a-1(b).

15. During the 1960s, Congress realized that investment advisers to equity mutual funds were charging those funds excessive fees. Thus, Congress added Section 36(b) to the ICA in 1970. This provision created a federal cause of action for breach of fiduciary duty by investment advisers. Section 36(b) states in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. ***An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor ... for breach of fiduciary duty in respect to such compensation*** or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

DEFENDANT ING INVESTMENTS CHARGED EXCESSIVE FEES

16. While Section 36(b) does not set forth a list of factors to be considered in determining whether an investment adviser has breached its fiduciary duty with respect to its receipt of compensation, the test for determining whether fee compensation paid to defendant ING Investments violates Section 36(b) is essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in light of all the surrounding circumstances. Thus, an adviser violates Section 36(b) if it charges a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining.

17. The investment management fees ING Investments charged ING Fund were so excessive that they were in breach of defendant ING Investments' Section 36(b) fiduciary duty to ING Fund with respect to such compensation. The excessiveness of the fees are demonstrated by, inter alia: (i) the nature and quality of services provided to ING Fund and its security holders in exchange for the investment management fees; (ii) the failure of defendant ING Investments to adequately pass economies-of-scale savings on to ING Fund and its security holders, and the retention of those economies-of-scale savings by defendant ING Investments; (iii) comparative fee structures charged to other mutual funds for similar investment management services; (iv) the costs and profitability of defendant ING Investments' investment management services; and (v) the failure of the Board to exercise the requisite level of care and conscientiousness in approving the investment management agreement with defendant ING Investments and the fees paid pursuant thereto.

The Nature and Quality of the Investment Management Services Performed by Defendant ING Investments Do Not Justify Defendant ING Investments' Fee

18. On February 1, 2005, defendant ING Investments entered into the Investment Management Agreement with the ING Fund. The Investment Management Agreement requires defendant ING Investments to "[p]rovide general investment advice and guidance with respect to the Series and provide advice and guidance to the Trust's Trustees, and oversee the management of the investments." As stated in the Investment Management Agreement, defendant ING Investments must fulfill the following general responsibilities to ING Fund:

> ***Provide general investment advice and guidance with respect to the Series and provide advice and guidance to the Trust's Trustees, and oversee the management of the investments*** of the Series and the composition of each Series' portfolio of securities and investments, including cash, and the purchase, retention and disposition thereof, in accordance with each Series' investment objective or objectives and policies as stated in the Trust's current registration statement.

19. The Investment Management Agreement outlines specific sets of responsibilities depending on whether or not defendant ING Investments decides to retain a sub-adviser. If defendant ING Investments decides to directly manage ING Fund's assets then it must provide various investment management and administrative services to ING Fund. As stated in the Investment Management Agreement, defendant ING Investments is responsible for the following services if it does not retain a sub-adviser:

> Investment Management Authority. In the event the Manager wishes to render investment management services directly to a Series, then with respect to any such Series, ***the Manager***, subject to the supervision of the Trust's Board of Trustees, ***will provide a continuous investment program for the Series' portfolio and determine the composition of the assets of the Series' portfolio, including determination of the purchase, retention, or sale of the securities, cash, and other investments contained in the portfolio. The Manager will provide investment research and conduct a continuous program of evaluation, investment, sales, and reinvestment of the Series' assets*** by determining the securities and other investments that shall be purchased, entered into, sold, closed, offered to the public, or exchanged for the Series, when these transactions should be executed, and what portion of the assets of the Series should be held in the various securities and other investments in which it may invest, and the Manager

is hereby authorized to execute and perform such services on behalf of the Series. To the extent permitted by the investment policies of the Series, ***the Manager shall make decisions for the Series as to foreign currency matters and make determinations as to, and execute and perform, foreign currency exchange contracts on behalf of such Series. The Manager will provide the services under this Agreement in accordance with the Series' investment objective or objectives***, policies, and restrictions as stated in the Trust's Registration Statement filed with the SEC, as amended. Furthermore:

(a) ***The Manager will manage the Series*** so that each will qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In managing the Series in accordance with these requirements, the Manager shall be entitled to receive and act upon advice of counsel to the Series or counsel to the Manager.

(b) ***The Manager will conform with the 1940 Act and all rules and regulations thereunder, all other applicable federal and state laws and regulations, with any applicable procedures adopted by the Trust's Board of Trustees, and the provisions of the Registration Statement of the Trust under the Securities Act of 1933 and the 1940 Act***, as supplemented or amended.

* * *

(d) ***In connection with the purchase and sale of securities of the Series, the Manager will arrange for the transmission to the custodian for the Series on a daily basis, of such confirmation, trade tickets, and other documents and information, including, but not limited to, Cusip, Cedel, or other numbers that identify securities to be purchased or sold on behalf of the Series, as may be reasonably necessary to enable the custodian to perform its administrative and recordkeeping responsibilities with respect to the Series.*** With respect to portfolio securities to be purchased or sold through the Depository Trust Company, the Manager will arrange for the prompt transmission of the confirmation of such trades to the Series' custodian.

(e) ***The Manager will assist the custodian or portfolio accounting agent for the Series in determining, consistent with the procedures and policies stated in the Registration Statement for the Trust and any applicable procedures adopted by the Trust's Board of Trustees, the value of any portfolio securities or other assets of the Series for which the custodian or portfolio accounting agent seeks assistance or review from the Manager.***

(f) ***The Manager will make available to the Trust, promptly upon request, any of the Series' or the Managers' investment records***

and ledgers as are necessary to assist the Series to comply with requirements of the 1940 Act, as well as other applicable laws. The Manager will furnish to regulatory authorities having the requisite authority any information or reports in connection with its services which may be requested in order to ascertain whether the operations of the Series are being conducted in a manner consistent with applicable laws and regulations.

(g) ***The Manager will regularly report to the Trust's Board of Trustees*** on the investment program for the Series and the issuers and securities represented in the Series' portfolio, and will furnish the Trust's Board of Trustees with respect to the Series such periodic and special reports as the Trustees may reasonably request.

(h) ***In connection with its responsibilities under this Section 3, the Manager is responsible for decisions to buy and sell securities and other investments for the Series' portfolio, broker-dealer selection, and negotiation of brokerage commission rates.***

20. If defendant ING Investments elects to retain a sub-adviser, however, then its responsibilities to ING Fund are broadly supervisory and much more limited. In particular, defendant ING Investments must:

(c) ***Periodically monitor and evaluate the performance of the Sub-Advisers with respect to the investment objectives and policies of the Series***;

(d) ***Monitor the Sub-Advisers for compliance with the investment objective or objectives, policies and restrictions of each Series, the 1940 Act, Subchapter M of the Internal Revenue Code, and if applicable, regulations under such provisions, and other applicable law***;

(e) ***If appropriate, analyze and recommend for consideration by the Trust's Board of Trustees termination of a contract with a Sub-Adviser*** under which the Sub-Adviser provides investment advisory services to one or more of the Series;

(f) ***Supervise Sub-Advisers with respect to the services that such Sub-Advisers provide under respective Sub-Advisory Agreements***;

(g) ***Render to the Board of Trustees of the Trust such periodic and special reports as the Board may reasonably request.***

21. Regardless of whether or not there is a sub-adviser, ING Fund pays management fees to defendant ING Investments based on a stated percentage of ING Fund's average daily net asset value. As such, the investment management fees are not based on the services actually rendered or defendant ING Investments' costs in providing services to ING Fund. Defendant ING Investments' fee schedule with ING Fund is as follows:

ING Investments LLC - Fee Schedule	
First $250 million in assets	0.800%
Next $250 million in assets	0.775%
All assets in excess of $500 million	0.700%

22. Rather than providing the majority of the investment management services directly to ING Fund, defendant ING Investments subcontracts with others to provide the services at a fraction of the fee charged to ING Fund. In particular, defendant ING Investments subcontracts its investment management duties to CBRE Clarion pursuant to the Sub-Advisory Agreement. The Sub-Advisory Agreement requires CBRE Clarion to fulfill the below general responsibilities to ING Fund, which are practically identical to the responsibilities outlined in the Investment Management Agreement. The table below represents a comparison of the investment management responsibilities that defendant ING Investments undertakes pursuant to the Investment Management Agreement with ING Fund, and the investment management responsibilities delegated to CBRE Clarion pursuant to the Sub-Advisory Agreement with ING Fund:

Comparison of Manager and Sub-Adviser Responsibilities	
Manager: ING Investments	Sub-Adviser: CBRE Clarion
[The Manager] will provide a continuous investment program for the Series' portfolio and determine the composition of the assets of the Series' portfolio, including determination of the purchase, retention, or sale of the securities, cash, and other investments contained in the portfolio.	[The Sub-Adviser] will provide a continuous investment program for each Series' portfolio and determine in its discretion the composition of the assets of each Series' portfolio, including determination of the purchase, retention, or sale of the securities, cash, and other investments contained in the portfolio.

{BMF-W0347061.2}

The Manager will provide investment research and conduct a continuous program of evaluation, investment, sales, and reinvestment of the Series' assets by determining the securities and other investments that shall be purchased, entered into, sold, closed, offered to the public, or exchanged for the Series, when these transactions should be executed, and what portion of the assets of the Series should be held in the various securities and other investments in which it may invest, and the Manager is hereby authorized to execute and perform such services on behalf of the Series.	The Sub-Adviser will provide investment research and conduct a continuous program of evaluation, investment, sales, and reinvestment of each Series' assets by determining the securities and other investments that shall be purchased, entered into, sold, closed, or exchanged for the Series, when these transactions should be executed, and what portion of the assets of the Series should be held in the various securities and other investments in which it may invest.
To the extent permitted by the investment policies of the Series, the Manager shall make decisions for the Series as to foreign currency matters and make determinations as to, and execute and perform, foreign currency exchange contracts on behalf of such Series.	To the extent permitted by the investment policies of each Series, the Sub-Adviser shall make decisions for the Series as to foreign currency matters and make determinations as to and execute and perform foreign currency exchange contracts on behalf of the Series.
The Manager will provide the services under this Agreement in accordance with the Series' investment objective or objectives, policies, and restrictions as stated in the Trust's Registration Statement filed with the SEC, as amended.	The Sub-Adviser will provide the services under this Agreement in accordance with each Series' investment objective or objectives, policies, and restrictions as stated in the Trust's Registration Statement filed with the Securities and Exchange Commission ("SEC"), as amended, copies of which shall be sent to the Sub-Adviser by the Manager prior to the commencement of this Agreement and promptly following any such amendment.
The Manager will manage the Series so that each will qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In managing the Series in accordance with these requirements, the Manager shall be entitled to receive and act upon advice of counsel to the Series or counsel to the Manager.	The Sub-Adviser will manage each Series so that it meets the income and asset diversification requirements of Section 851 of the Internal Revenue Code.
The Manager will conform with the 1940 Act and all rules and regulations thereunder, all other applicable federal and state laws and regulations, with any applicable procedures adopted by the Trust's Board of Trustees, and the provisions of the Registration Statement of the Trust under the Securities Act of 1933 and the 1940 Act, as supplemented or amended.	The Sub-Adviser will conform with the 1940 Act and all rules and regulations thereunder, all other applicable federal and state laws and regulations, with any applicable procedures adopted by the Trust's Board of Trustees of which the Sub-Adviser has been sent a copy, and the provisions of the Registration Statement of the Trust filed under the Securities Act of 1933 (the "1933 Act") and the 1940 Act, as supplemented or amended, of which the Sub-Adviser has received a copy, and with the Manager's portfolio manager operating policies and procedures as in effect on the date hereof, as such policies and procedures may be revised or amended by the Manager and agreed to by the Sub-Adviser.
In connection with the purchase and sale of securities of the Series, the Manager will arrange for the transmission to the custodian for the Series on a daily basis, of such confirmation, trade tickets, and other documents and information, including, but not limited to, Cusip, Cedel, or other numbers that identify securities to be purchased or sold on behalf of the Series, as may be reasonably necessary to enable the custodian to perform its administrative and recordkeeping responsibilities with respect to the Series. With respect to portfolio securities to be purchased or	In connection with the purchase and sale of securities for each Series, the Sub-Adviser will arrange for the transmission to the custodian and portfolio accounting agent for the Series on a daily basis, such confirmation, trade tickets, and other documents and information, including, but not limited to, Cusip, Cedel, or other numbers that identify securities to be purchased or sold on behalf of the Series, as may be reasonably necessary to enable the custodian and portfolio accounting agent to perform its administrative and recordkeeping responsibilities with respect to the Series. With respect to

sold through the Depository Trust Company, the Manager will arrange for the prompt transmission of the confirmation of such trades to the Series' custodian.	portfolio securities to be settled through the Depository Trust Company, the Sub-Adviser will arrange for the prompt transmission of the confirmation of such trades to the Series' custodian and portfolio accounting agent.
The Manager will assist the custodian or portfolio accounting agent for the Series in determining, consistent with the procedures and policies stated in the Registration Statement for the Trust and any applicable procedures adopted by the Trust's Board of Trustees, the value of any portfolio securities or other assets of the Series for which the custodian or portfolio accounting agent seeks assistance or review from the Manager.	The Sub-Adviser will assist the custodian and portfolio accounting agent for the Series in determining or confirming, consistent with the procedures and policies stated in the Registration Statement for the Trust or adopted by the Board of Trustees, the value of any portfolio securities or other assets of the Series for which the custodian and portfolio accounting agent seeks assistance from or identifies for review by the Sub-Adviser. The parties acknowledge that the Sub-Adviser is not a custodian of the Series' assets and will not take possession or custody of such assets.
The Manager will make available to the Trust, promptly upon request, any of the Series' or the Managers' investment records and ledgers as are necessary to assist the Series to comply with requirements of the 1940 Act, as well as other applicable laws. The Manager will furnish to regulatory authorities having the requisite authority any information or reports in connection with its services which may be requested in order to ascertain whether the operations of the Series are being conducted in a manner consistent with applicable laws and regulations.	The Sub-Adviser will make available to the Trust and the Manager, promptly upon request, any of the Series' investment records and ledgers maintained by the Sub-Adviser (which shall not include the records and ledgers maintained by the custodian or portfolio accounting agent for the Series) as are necessary to assist the Series and the Manager to comply with requirements of the 1940 Act and the Investment Advisers Act of 1940 (the "Advisers Act"), as well as other applicable laws. The Sub-Adviser will furnish to regulatory authorities having the requisite authority any information or reports in connection with such services in respect to the Series which may be requested in order to ascertain whether the operations of the Series are being conducted in a manner consistent with applicable laws and regulations.
The Manager will regularly report to the Trust's Board of Trustees on the investment program for the Series and the issuers and securities represented in the Series' portfolio, and will furnish the Trust's Board of Trustees with respect to the Series such periodic and special reports as the Trustees may reasonably request.	The Sub-Adviser will provide reports to the Trust's Board of Trustees for consideration at meetings of the Board of Trustees on the investment program for each Series and the issuers and securities represented in each Series' portfolio, and will furnish the Trust's Board of Trustees with respect to each Series such periodic and special reports as the Trustees and the Manager may reasonably request.

In connection with its responsibilities under this Section 3, the Manager is responsible for decisions to buy and sell securities and other investments for the Series' portfolio, broker-dealer selection, and negotiation of brokerage commission rates. The Manager's primary consideration in effecting a security transaction will be to obtain the best execution for the Series, taking into account the factors specified in the Prospectus and/or Statement of Additional Information for the Trust, which include price (including the applicable brokerage commission or dollar spread), the size of the order, the nature of the market for the security, the timing of the transaction, the reputation, experience and financial stability of the broker-dealer involved, the quality of the service, the difficulty of execution, execution capabilities and operational facilities of the firms involved, and the firm's risk in positioning a block of securities. Accordingly, the price to the Series in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified, in the judgment of the Manager in the exercise of its fiduciary obligations to the Trust on behalf of the Series, by other aspects of the portfolio execution services offered. Subject to such policies as the Board of Trustees may determine and consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended, the Manager shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused the Series to pay a broker-dealer for effecting a portfolio investment transaction in excess of the amount of commission another broker-dealer would have charged for effecting that transaction, if the Manager determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or the Manager's overall responsibilities with respect to the Series and to its other clients as to which it exercises investment discretion. To the extent consistent with these standards and in accordance with Section 11(a) of the Securities Exchange Act of 1934 and Rule 11a2-2(T) thereunder, the Manager is further authorized to allocate the orders placed by it on behalf of the Series to the Manager if it is registered as a broker-dealer with the SEC, to an affiliated broker-dealer, or to such brokers and dealers who also provide research or statistical material or other services to the Series, the Manager or an affiliate of the Manager. Such allocation shall be in such amounts and proportions as the Manager shall determine consistent with the above standards, and the Manager will report on said allocation regularly to the Board of Trustees of the Trust indicating the broker-dealers to which such allocations have been made and the basis therefor.	The Sub-Adviser is authorized to make decisions to buy and sell securities and other investments for each Series' portfolio, broker-dealer selection, and negotiation of brokerage commission rates in effecting a security transaction. The Sub-Adviser's primary consideration in effecting a security transaction will be to obtain the best execution for the Series, taking into account the factors specified in the prospectus and/or statement of additional information for the Trust, and determined in consultation with the Manager, which include price (including the applicable brokerage commission or dollar spread), the size of the order, the nature of the market for the security, the timing of the transaction, the reputation, the experience and financial stability of the broker-dealer involved, the quality of the service, the difficulty of execution, and the execution capabilities and operational facilities of the firm involved, and the firm's risk in positioning a block of securities. Accordingly, the price to a Series in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified, in the judgment of the Sub-Adviser in the exercise of its fiduciary obligations to the Trust, on behalf of a Series, by other aspects of the portfolio execution services offered. Subject to such policies as the Trust's Board of Trustees or Manager may determine and consistent with Section 28(e) of the Securities Exchange Act of 1934, the Sub-Adviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused a Series to pay a broker-dealer for effecting a portfolio investment transaction in excess of the amount of commission another broker-dealer would have charged for effecting that transaction, if the Sub-Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or the Sub-Adviser's or the Manager's overall responsibilities with respect to the Series and to their respective other clients as to which they exercise investment discretion. The Sub-Adviser will consult with the Manager to the end that portfolio transactions on behalf of a Series are directed to broker-dealers on the basis of criteria reasonably considered appropriate by the Manager. To the extent consistent with these standards, the Sub-Adviser is further authorized to allocate the orders placed by it on behalf of a Series to the Sub-Adviser if it is registered as a broker-dealer with the SEC, to an affiliated broker-dealer, or to such brokers and dealers who also provide research or statistical material, or other services to the Series, the Sub-Adviser, or an affiliate of the Sub-Adviser. Such allocation shall be in such amounts and proportions as the Sub-Adviser shall determine consistent with the above standards, and the Sub-Adviser will report on said allocation regularly to

	the Trust's Board of Trustees indicating the broker-dealers to which such allocations have been made and the basis therefor.[1]

23. CBRE Clarion's assumption of substantially all of the investment management services limits defendant ING Investments' role to oversight and supervising CBRE Clarion. Defendant ING Investments shares its supervisory role with the Board, which further limits ING Investments' responsibilities. According to the February 28, 2013 Combined Statement of Additional Information for ING Fund, the Board oversees the fund's activities, reviews contractual arrangements with companies that provide services to ING Fund, and reviews ING Fund's investment performance.

24. In exchange for its services, CBRE Clarion is paid management fees based on a stated percentage of ING Fund's average daily net asset value. CBRE Clarion's fee schedule with defendant ING Investments is as follows:

CBRE Clarion Securities - Fee Schedule	
First $200 million in assets	0.400%
Next $550 million in assets	0.350%
All assets in excess of $750 million	0.300%

25. The table below sets forth the investment management fees which were paid to, and retained by, defendant ING Investments from ING Fund, and the separate investment management fees paid to ING Fund's sub-adviser—CBRE Clarion—for fiscal year 2012 ended October 31, 2012. The table demonstrates that in fiscal year 2012, ING Fund paid defendant ING Investments ***$27.6 million*** pursuant to the Investment Management Agreement while defendant ING Investments paid CBRE Clarion just ***$12.1 million*** pursuant to the Sub-Advisory Agreement. On information and belief, similar fees, as those reflected in the above tables (*see*

[1] The primary difference between the Investment Management Agreement and the Sub-Advisory Agreement is the indemnification clause in the Sub-Advisory Agreement (section 14).

¶¶21, 24), were paid to defendant ING Investments and ING Fund's sub-adviser for the entire time period applicable to plaintiff's claims. The following table reflects the material difference in the fees defendant ING Investments charges ING Fund, and the fees defendant ING Investments pays CBRE Clarion for substantially the same service:

	Year	Net Paid to ING Investments	Net Paid to CBRE Clarion	Fees Retained by ING Investments	ING Investments' Fees as a Percentage of CBRE Clarion's Fees
ING Fund	2012	$27,569,990	$12,103,210	$15,466,780	127.8%

26. Accordingly, despite the fact that CBRE Clarion provides virtually the exact same services to the ING Fund as would defendant ING Investments absent a sub-adviser, CBRE Clarion charges defendant ING Investments fees that represent just a fraction of the total fees that defendant ING Investments charges ING Fund. Although the Investment Management Agreement tasks defendant ING Investments with additional supervisory responsibilities in the event that it elects to retain a sub-adviser, these responsibilities are minimal compared to the day-to-day responsibilities of managing ING Fund's portfolio. As such, defendant ING Investments' retained fees should be proportionately smaller than the fees paid to CBRE Clarion. As discussed above, this is plainly not the case.

Economies of Scale Enjoyed in Connection with the Investment Management Services Were Not Passed on to ING Fund as Required by Section 36(b)

27. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is one of the principal causes of excessive fees. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management. Investment management efforts, the most important (and most expensive) input into portfolio management, do not increase along

with portfolio size. A portfolio manager can invest $5 billion nearly as easily as $1 billion, and $20 billion nearly as easily as $10 billion. Economies of scale should lead to lower fees as assets under management increase.

28. The existence of economies of scale in the mutual fund industry has been confirmed by both the U.S. Securities and Exchange Commission and the Governmental Accounting Office. Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of management services.

29. Although significant economies of scale exist for ING Fund, the associated cost savings largely have been appropriated for the benefit of defendant ING Investments rather than being shared with ING Fund. In particular, as assets under management have grown, the management fees paid to defendant ING Investments have grown dramatically, despite the economies of scale realized by defendant ING Investments. For example, between fiscal year 2006 and fiscal year 2012, the assets in ING Fund increased by over ***625%*** (from $619 million to $4.5 billion). For the same period, the investment advisory fees paid to defendant ING Investments increased by more than ***900%*** (from $2.8 million to $27.6 million). Defendant ING Investments' fees would have increased at a significantly reduced rate compared to the growth in ING Fund's assets if defendant ING Investments was sharing the economies of scale savings with ING Fund and its security holders.

30. Defendant ING Investments' failure to share the benefits of economies of scale is evident for several reasons. To start, defendant ING Investments' fee schedule is not designed for ING Fund and its security holders to take advantage of the savings arising from economies of scale. As discussed above, the management fees received by defendant ING Investments are paid as a varying percentage of assets under management. While the Investment Management

Agreement employs a declining rate structure that includes advisory fee breakpoints, these breakpoints are meaningless, because as a practical matter, they bear no resemblance to the size of ING Fund. ING Fund reached its final breakpoint of over $500 million in assets nearly ***seven*** years ago, in October 2006. As of April 30, 2013, ING Fund had net assets of ***$5.4 billion***. Since the current Manager's Fee Schedule became effective on June 19, 2006, ING Fund's net assets have grown in value by nearly ***$4.8 billion*** or by more than ***eight times*** their October 2006 value.[2] Despite this huge growth, defendant ING Investments failed to install any additional breakpoints beyond the $500 million breakpoint in the past seven years. By not doing so, defendant ING Investments has failed to pass onto ING Fund's security holders, including plaintiff, the substantial economies of scale that occurred during the appreciation of assets in the fund from $500 million to $5.4 billion.

31. Moreover, the disparity between defendant ING Investments' breakpoint schedule and CBRE Clarion's breakpoint schedule reflects that defendant ING Investments is using the breakpoint mechanism to benefit itself rather than ING Fund and its security holders. Defendant ING Investments negotiated at arm's-length to pay CBRE Clarion much lower investment management fees than defendant ING Investments charged ING Fund with difference set breakpoints. Defendant ING Investments benefits from its breakpoint arrangement because as ING Fund grows in size, the overall fee defendant ING Investments collects from ING Fund increases because the investment management fees defendant ING Investments collects are based on a percentage of assets in ING Fund and because the portion of the investment management fees defendant ING Investments collects from ING Fund that it must pay to CBRE Clarion decreases, on account of the sub-adviser's breakpoint schedule.

[2] The vast majority (87%) of this increase in value is due to additional paid-in capital, not appreciation in the value of investments.

32. The investment management fees paid to defendant ING Investments are disproportionate to the value of services rendered, and therefore excessive, especially when compared to the rates charged by the sub-adviser, as well as the excess profits resulting from economies of scale. The economies of scale enjoyed by defendant ING Investments with respect to ING Fund have not been adequately shared with the fund, as required by Section 36(b), in breach of defendant ING Investments' Section 36(b) fiduciary duty to ING Fund with respect to such compensation.

Comparative Fee Structures Charged to Other Mutual Funds Demonstrate that Defendant ING Investments Has Charged ING Fund Excessive Fees

33. Defendant ING Investments' comparative fees charged to other mutual funds within the same mutual fund complex as ING Fund further demonstrates that the challenged fees discussed herein are excessive. For instance, defendant ING Investments generally provides the same services to the ING Mid Cap Value Fund ("Mid Cap Value Fund"), which has ***$293.6 million*** in total net assets, as defendant ING Investments provides to ING Fund, which has ***$5.4 billion*** in total net assets. Defendant ING Investments charges Mid Cap Value Fund a flat rate of 0.70% as a percentage of average daily net assets.

34. Defendant ING Investments charges ING Fund the same fees it charges Mid Cap Value Fund at its highest breakpoint, despite ING Fund having over $200 million more in assets at this point. Further, it continues charging this same percentage as ING Fund's assets increases. This makes no sense considering the fact that ING Fund has over ***eighteen*** times the amount of total net assets as Mid Cap Value Fund. Fees charged to ING Fund should be substantially lower than those charged to Mid Cap Value Fund because of ING Fund's ability to take advantage of its economy of scale, as discussed above.

35. For these reasons, the investment management fees paid to defendant ING Investments are disproportionate to the value of services rendered, and therefore excessive. Accordingly, defendant ING Investments breached its Section 36(b) fiduciary duty to ING Fund.

The Costs and Profitability of Providing Investment Management Services Does Not Justify Defendant ING Investments' Excessive Fee

36. Defendant ING Investments' incremental costs of providing management services to ING Fund are not substantial, while the additional fees received by defendant ING Investments are unreasonable and hugely excessive given that the nature, quality, and level of the services remain the same. While fees of less than 1% may seem inconsequential, these percentages translate into substantial fees when applied to ING Fund's assets in the billions of dollars. In fiscal year 2012 alone, defendant ING Investments was paid a total of ***$27,569,990*** in investment management fees from ING Fund. Of that sum, defendant ING Investments paid CBRE Clarion ***$12,103,210*** for sub-advisery services, retaining ***$15,466,780*** for itself. Despite delegating a substantial portion of its investment management duties to its sub-adviser and performing minimal additional work that was predominately supervisory in nature, defendant ING Investments charged fees that were over ***127%*** greater than the investment management fees that were paid to its sub-adviser CBRE Clarion.

37. The true cost of investment management services should correlate to the fees charged by CBRE Clarion. In fact, as an external, for-profit sub-adviser, the fees charged by CBRE Clarion to ING Investments include CBRE Clarion's costs plus, presumably, a reasonable profit. While CBRE Clarion's fees are much smaller than defendant ING Investments' fee, upon information and belief, CBRE Clarion still makes a profit.

38. Defendant ING Investments' markup for its investment management resulted in fees that are disproportionate to services rendered, could not be the product of negotiations

conducted at arm's-length, and therefore constitute a breach of defendant ING Investments' fiduciary duty to ING Fund with respect to the receipt of such compensation.

The Board Was Not Acting Conscientiously in Approving Defendant ING Investments' Investment Management Fees

39. Fund trustees have a fiduciary duty to mutual funds and to their shareholders (who individually have no power to negotiate such fees for the funds) to negotiate fees that are both beneficial to the mutual funds and are comparable to fees that would be negotiated at arm's-length. For the reasons discussed herein, the Board was not acting consistent with its fiduciary duty when it approved defendant ING Investments' excessive investment management fees, and allowed these fees to continue.

40. Each of the funds in the ING Fund complex, which is comprised of 182 funds, is governed by the Board. The Board is composed of ten trustees, who meet, oversee, and make decisions for all the funds in the ING Fund complex. The Board's eight "independent" trustees are compensated for their services.[3] As a result of the compensation they receive, Board membership in the ING Fund complex is a lucrative part-time job for the fund trustees. In 2012 alone, the independent trustees for the funds in the ING Fund complex received total compensation in the following amounts:

Independent Trustees	Total 2012 Compensation
Colleen D. Baldwin	$305,500

[3] Robert W. Crispin ("Crispin") and Shaun P. Mathews ("Mathews") are "interested" trustees by virtue of their current and former positions with mutual funds in the ING Fund complex and their relationship to defendant ING Investments. Trustees who are also employed by ING Fund or defendant ING Investments do not receive trustee compensation. Crispin has been a trustee and a board member of other investment companies in the ING Fund complex since 2007. Crispin formerly served as Chairman and Chief Executive Officer ("CEO") of ING Investment Management Co. LLC and an investment sub-adviser to many of the funds in ING Fund complex. Mathews is the President and CEO of defendant the ING Investments and has been since November 2006.

John V. Boyer	$313,000
Patricia W. Chadwick	$313,000
Peter S. Drotch	$280,500
J. Michael Earley	$305,500
Patrick W. Kenny	$308,000
Sheryl K. Pressler	$348,000
Roger Vincent	$363,000

41. The Board has a separate and distinct fiduciary duty to each mutual fund in the ING Fund complex to enter into serious and substantive negotiations with respect to all fees charged by advisers, including defendant ING Investments. Correspondingly, defendant ING Investments has a reciprocal fiduciary duty to each mutual fund under its management, including ING Fund, to assure that the fees it charges for services rendered are reasonably related to the services provided and correspond with fees that would be charged in an arm's-length negotiation.

42. The independent or "non-interested" trustees are supposed to be "watchdogs" for ING Fund's security holders. The trustees, however, cannot properly monitor ING Fund because they are also charged with the oversight of 182 funds in the ING Fund complex. Each fund has its own lengthy prospectus, regulatory filings, and compliance issues to review. Because the Board is stretched so thin with the 182 funds it is required to oversee, the Board did not hold separate meetings for each mutual fund under its supervision. In calendar year 2012, for example, the Board only met ***eight*** times and the Contracts Committee, which has principal responsibility for reviewing the agreements with advisers, only met ***nine*** times. This is a blatantly inadequate amount of time to oversee 182 funds.

43. Furthermore, even if statutorily "non-interested," the trustees are in all practical respects dominated and unduly influenced by defendant ING Investments in reviewing the fees paid by ING Fund and its security holders. The trustees' continuation in the role of an independent trustee from year-to-year, and the compensation they earn, is at least partially

dependent on the continued good will and support of defendant ING Investments and Mathews, who serves as both a trustee on the Board and as the President and CEO of defendant ING Investments.

44. As discussed above, truly independent boards acting conscientiously would not have tolerated the investment management fees charged by defendant ING Investments if they had obtained adequate information regarding, among other things: (i) the services provided by CBRE Clarion, and the fees CBRE Clarion charged for such services, as compared to the investment management fees that defendant ING Investments charged for its minimal services; (ii) the economies of scale enjoyed by defendant ING Investments; (iii) the management fees charged and services provided by defendant ING Investments to other similar fund structures; and (iv) the profitability of ING Fund to defendant ING Investments.

45. As further evidence that the Board was not acting conscientiously when it approved defendant ING Investments' advisory fees for ING Fund, the Board has consistently rubber-stamped the Investment Management Agreement despite significant growth of ING Fund since the agreement was first accepted. The fee schedule in the Investment Management Agreement was last modified on June 19, 2006. As explained above, the fee schedule is tiered in order to purportedly pass economies of scale savings on to ING Fund with breakpoints at asset levels of $250 million and $500 million. While these breakpoints may have been appropriate at the time they were first adopted in 2006, they are no longer appropriate today since ING Fund's assets have grown by nearly ***$4.8 billion***, mainly through additional investments into ING Fund.

46. In addition to not properly accounting for ING Fund's economy of scale, the Board approved defendant ING Investments' advisory fees for ING Fund despite ING Fund

underperforming its primary benchmark "for the most recent calendar quarter, year-to-date, and three-year periods." As stated in ING Fund's Semi-Annual Report dated July 2, 2013:

> In considering whether to approve the renewal of the Advisory and Sub-Advisory Contracts for ING Global Real Estate Fund, the Board considered that, based on performance data for the periods ended June 30, 2012: (1) the Fund outperformed its Morningstar category median for the one-year, five-year, and ten-year periods, but ***underperformed for the most recent calendar quarter, year-to-date, and three-year periods; (2) the Fund underperformed its primary benchmark for all periods presented, with the exception of the five-year and ten-year periods***, during which it outperformed; and (3) the Fund is ranked in the first (highest) quintile of its Morningstar category for the five-year and ten-year periods, the third quintile for the one-year and three-year periods, the fourth quintile for the most recent calendar quarter, and the fifth (lowest) quintile for the year-to-date period.

47. Accordingly, given the reasons above, the Board did not act conscientiously and therefore breached its fiduciary duty when it approved defendant ING Investments' investment management fees. The Board's lack of conscientiousness resulted in fees that are disproportionate to the value of the services rendered.

COUNT I

AGAINST DEFENDANT ING INVESTMENTS PURSUANT TO SECTION 36(B) DERIVATIVELY ON BEHALF OF ING FUND
(Investment Management Fees)

48. Plaintiff repeats and realleges each and every allegation contained in this Complaint as if fully set forth herein.

49. Defendant ING Investments had a fiduciary duty to ING Fund and its investors with respect to the receipt of compensation for services and payments of a material nature made by and to defendant ING Investments.

50. The fees charged by defendant ING Investments for providing investment management services to ING Fund breached defendant ING Investments' fiduciary duty to ING Fund with respect to such compensation.

with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. An order declaring that defendant ING Investments has violated and continues to violate Section 36(b) through the receipt of fees from ING Fund that breach defendant ING Investments' fiduciary duty with respect to the receipt of compensation.

B. An order preliminarily and permanently enjoining defendant ING Investments from further violations of the ICA.

C. An order awarding compensatory damages on behalf of ING Fund against defendant ING Investments, including repayment of all unlawful and/or excessive investment management fees paid to it by ING Fund or its security holders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable.

D. An order rescinding the Investment Management Agreement between defendant ING Investments and ING Fund, including restitution of the excessive investment management fees paid to defendant ING Investments by ING Fund from a period commencing one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law.

E. Such other and further relief as may be just and proper under the circumstances.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

BOUCHARD MARGULES &
FRIEDLANDER, P.A.

/s/ Joel Friedlander
Joel Friedlander (Bar No. 3163)
Jaclyn Levy (Bar No. 5631)
222 Delaware Avenue, Suite 1400
Wilmington, DE 19801
(302) 573-3500
jfriedlander@bmf-law.com
jlevy@bmf-law.com

Attorneys for Plaintiff

OF COUNSEL:

ROBBINS ARROYO LLP
Brian J. Robbins
Stephen J. Oddo
Edward B. Gerard
Justin D. Rieger
600 B Street, Suite 1900
San Diego, CA 92101
(619) 525-3990
brobbins@robbinsarroyo.com
soddo@robbinsarroyo.com
egerard@robbinsarroyo.com
jrieger@robinsarroyo.com

DATED: August 30, 2013